

**UNITED STATES**
**SECURITIES AND EXCHANGE**
**COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 22, 2008

Kenneth W. Lowe
Chief Executive Officer
The E.W. Scripps Company
312 Walnut Street
Cincinnati, Ohio 45202

> **Re:** **Scripps Network Interactive**
> **Form 10-12B**
> **Filed March 26, 2008**
> **File No. 001-34004**

Dear Mr. Lowe:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file your remaining exhibits as soon as practicable. We will need adequate time to review and, if necessary, comment upon your disclosure regarding them.

Summary, page 7

Overview of the Separation, page 8

2. Please revise to briefly describe the negative factors associated with the spin-off considered by the E.W. Scripps board of directors, beyond the general statement in paragraph 5.

Description of indebtedness, page 9

3. Please revise to briefly describe the terms of the indebtedness outstanding subsequent to the spin-off, as well as to disclose that this will constitute a dividend payable to E.W. Scripps. Please clarify why Scripps Interactive will pay this dividend to the parent in connection with the spin-off, and how the figure was derived. Clarify whether the company's pre-spin-off intracompany debt will be eliminated in the spin-off.

Conditions to the distribution, page 10

4. Please disclose when you will obtain the tax opinion from Baker & Hostetler LLP, and whether the Scripps board can waive the receipt of this tax opinion as a condition to the spin-off. Please also advise us whether you will file this opinion as an exhibit, or attach it as an appendix.

Dissenters' Rights, page 11

5. Indicate whether the E.W. Scripps' board intends to object to any exercise of dissenters' rights. If the board is undecided, then indicate what conditions (e.g. certain % of shareholders dissenting) they will consider in weighing their decision to object.

Risk Factors, page 14

6. Please revise your risk factor heading to ensure that each heading is a statement of the risk that you will subsequently discuss, and not a statement of fact only. Examples of headings needing revision include, but are not limited to, the following:

   - In connection with the separation, we will rely upon E.W. Scripps to perform under various agreements., page 15
   - We are dependent upon the maintenance of distribution agreements with cable and satellite distributors on acceptable terms., page 19
   - Significant competitive pressures may affect the profitability of our businesses., page 20
   - We purchase keyword advertising on general search engines to attract consumers to our interactive media web sites., page 21

We may not achieve all the benefits of scale that the combined company currently achieves., page 14

7.  Please revise to specify how long the short-term transition agreements will govern commercial relationships between the spun-off company and parent. Likewise, please revise to provide an estimated range, if ascertainable, of the costs of performing these functions once the temporary agreements terminate.

If the distribution, together with certain related transactions, were to fail to qualify as a reorganization for U.S. federal income tax purposes…, page 15

8.  In light of your receipt of a private letter ruling from the IRS and a tax opinion, explain why the tax consequences of the transaction are still considered a material risk.

In connection with the separation, E.W. Scripps will indemnify us for certain liabilities., page 16

9.  Please revise to quantify the extent to which E.W. Scripps will indemnify Scripps Networks Interactive.

Common Voting Shares will be principally held by The Edward W. Scripps Trust,…page 17

10. We note that two of your directors are the trustees of the Trust.  Expand the risk factor to highlight that these directors control the company on behalf of the Trust.

Approximately 40% of our 2007 referral fee revenue came from one general search engine and a change in this relationship could reduce the revenue of the business., page 21

11. Please revise to identify the general search engine you reference here. Likewise, to the extent that this agreement comprises a material contract, please file it as an exhibit to your Form 10.

We could suffer losses due to asset impairment charges., page 22

12. Please revise to describe the recent impairment charges for the fiscal year ended December 31, 2007 and their impact upon reported net earnings. We note disclosure on, for example, page 43.

Reasons for the Separation, page 24

13. Revise to make clear that all material factors contemplated during the decision process are summarized.

Certain U.S. Federal Income Tax Consequences of the Distribution, page 28

14. Please revise to confirm that your discussion addresses the material federal income tax consequences of the distribution. Also, please revise to remove references to the discussion being "of a general nature."

15. We note the first sentence that indicates that it is a condition to the distribution that E.W. Scripps receive a tax opinion "and/or" a IRS private letter ruling. However, elsewhere in the document (e.g. page 27) both are separate conditions. Please clarify.

16. Please note that unless you receive a private letter ruling from the IRS prior to effectiveness of this registration statement this section must be revised to state the legal conclusion that the distribution will be tax-free to E.W. Scripps shareholders as the legal opinion of your tax counsel. If you obtain a private letter ruling in lieu of an opinion of counsel prior to effectiveness, please file the private letter ruling as an exhibit to the registration statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 36

17. Please disclose in the second paragraph whether, in the opinion of the management, additional adjustments based on the finalization of the terms of the "Separation and Distribution" agreements are expected to be material or not on the pro formation information as presented in the filing. Also, disclose which items in the pro forma financial statements will be materially affected in the final determination of the allocation of the assets and liabilities resulting from the spin-off transaction.

18. Please refer to the Note (d) as it relates to the payment of breakage fees of $35 million. Please tell us if the payment of the breakage fees will be made by the Parent Company to third parties. Also, tell us how it meets the criteria of a "factually supportable" adjustment in Article 11 of Regulation S-X.

Management's Discussion and Analysis…, page 44

Executive Overview, page 44

19. Please revise to indicate the bases upon which you have determined that your media brands have "category-leading Internet businesses" and Scripps Networks Interactive is a "leading lifestyle content and Internet search company," such as market share, revenues, or some other standard.

20. In the interest of balance, please revise paragraph four to include disclosure regarding your net losses for 2007 of $130,368, in addition to your disclosure concerning your revenue increases.

Critical Accounting Polices and Estimates, page 46

21. It appears that the estimates and assumptions used to estimate the fair value of your reporting units for the annual goodwill impairment test and the net realizable value of programs and program licenses may be material to your financial statements. Please revise your disclosures to include a sensitivity analysis and other quantitative information that would be useful to an investor in understanding the nature and potential impact of the underlying judgments. You should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how you arrived at the estimates used, how accurate the estimates and assumptions have been in the past, how much the estimates and assumptions have changed in the past, and whether they are reasonably likely to change in the future. For additional guidance, refer to Item 303 of Regulation S-K as well as section V of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operations, which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

22. Describe in more detail the methodology you use to calculate the net realizable value of programs and program licenses. Also address the specific uncertainties associated with the methods, assumptions, or levels of judgment used to estimate net realizable value. Tell us how you apply the day-part methodology in your impairment review. Also tell us the accounting literature you considered in assessing whether you should aggregate programs for impairment testing.

23. If material, please discuss in the MD&A, the impact of the Transition Service Agreement, Tax Allocation Agreement and Employee Matter Agreement on the future results of operations and financial condition and liquidity.

24. Discuss whether your existing cash, cash equivalents, investments, cash from operations and sources of liquidity will be sufficient to fund your operations, anticipated capital expenditures and debt repayment obligations for the next twelve months. Please also provide a discussion regarding the company's ability to meet its long-term liquidity needs. Note that we consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release No. 33-6835 and footnote 43 of Release No. 33-8350.

Results of Operations, page 48

25. We note the reference in the first line of paragraph one to "the trends and underlying economic conditions" that affect the operating performance and future prospects for your two business segments. Please revise to discuss the most significant business challenges that management expects to encounter in each segment over the next year and beyond as well as the known trends, demands or uncertainties that may affect the company's financial condition. Challenges that should be discussed include the transition from being a wholly-

owned subsidiary to a publicly-traded company (including paying for the increased costs associated with being a public company), and any plans for expansion.

Continuing Operations, page 50

26. Please revise to indicate why your effective tax rate increased from 28.3% in 2006 to 160.9% in 2007.

Interactive Services, page 54

27. Explain in more precise terms how management plans "to continue to align costs with the current market conditions…and continue to diversify the business…" at uSwitch.

Contractual Obligations, page 57

28. We note your disclosure in footnote one that "the long-term debt obligations above reflect our historical debt level, which is not representative of the debt repayment that will be due under our anticipated indebtedness of $375 million." Revise footnote (1) to explain what is happening to your existing long-term debt.

Business, page 60

29. Please revise to include disclosure regarding your competitive position, including an estimate of the number of your competitors. Please refer to Item 101(c)(x) of Regulation S-K.

Compensation Discussion and Analysis, page 74

30. Explain the phrase "revenue-based regression analysis" and how it specifically "refined" the peer group comparison.

31. Discuss the effect of the named executive officers' employment agreements on the company's compensation decisions.

Performance-Based Restricted Stock Awards, page 81

Equity Grant Practices, page 82

32. Your statement that Scripps Networks Interactive "intends to adopt equity grant practices that are substantially similar to the ones described above" differs from disclosure on page 24 that "the separation will enable each company to create tailored equity-based incentives, including stock options and restricted shares." Please revise or advise.

Our Relationship with The E.W. Scripps Company following the Spin-Off, page 115

33. Please revise to indicate when you intend to enter into and finalize the agreements summarized in the sections that follow. To the extent possible, please include quantified disclosure of amounts payable to E.W. Scripps under the agreements. Similarly, please revise your MD&A to include quantified disclosure of the financial commitments you will have to E.W. Scripps, ongoing or otherwise, in connection with the separation.

34. Please discuss whether the agreements may be amended after distribution of the information statement, and if so, how the parties intend to communicate any material changes to holders.

35. Identify the "certain liabilities of E.W. Scripps" relating to the Employee Matters Agreement that the company has agreed to pay.

Financial Statements

Combined Balance Sheets

Long-term debt, page F-3 and Note 13, page F-25

36. Please expand the disclosures in  Note 13 to describe in more detail why substantially all of the long-term debts disclosed in the 2007 Form 10-K of  the E.W. Scripps Company or the Parent company were allocated to the Company in the spin-off transaction.

Note 16 Minority Interest, page F-27

37. You disclose that the minority owners of Fine Living have the right to require you to repurchase their interests at fair market value.  Tell us how you applied the guidance in SFAS 150, SFAS 133 or other relevant accounting literature in determining the appropriate accounting treatment for the repurchase rights. In your response please describe the circumstances that resulted in this arrangement.  Also discuss how you evaluated whether the option is a freestanding financial instrument.

*     *     *     *

Please amend your Form 10 in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Terry French, Accounting Branch Chief, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Adviser, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc:     William Appleton, Esq.
        *by facsimile*